United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: ConocoPhillips Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of ConocoPhillips Company

RE: The case for voting FOR Item 5 on the 2025 Proxy Ballot (“Remove Emissions Reduction Targets”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 5,1 which it sponsors, on the 2025 proxy ballot of ConocoPhillips Company (“ConocoPhillips” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Company to remove all emissions reduction targets covering greenhouse gas emissions of the Company’s operations and energy products.

Introduction

National Legal and Policy Center urges shareholders to support Item 5, requesting the removal of all emissions reduction targets. ConocoPhillips is a leading explorer and producer whose success rests on delivering affordable hydrocarbons to a global economy, in which the demands for the Company’s core products are ever-increasing. Yet in an attempt to appear “climate-friendly,” management has introduced ill-advised policies that undermine its fundamental oil and gas business. This report explains how misguided emissions strategies threaten shareholder value, distort the Company’s core mission, and divert capital from exploration and drilling. We recommend shareholders support Item 5 to ensure ConocoPhillips remains a reliable energy provider.

Overview of ConocoPhillips’s Core Operations

ConocoPhillips is one of the world’s largest independent exploration and production (E&P) companies, focusing almost exclusively on the upstream segment of the oil and natural gas value chain.2 Unlike integrated energy firms such as ExxonMobil or Chevron, which conduct refining, marketing, and petrochemical activities,3 ConocoPhillips concentrates primarily on locating, extracting, and selling hydrocarbon resources – crude oil, natural gas, natural gas liquids, and bitumen – from some of the most resource-rich regions worldwide.

ConocoPhillips manages a mix of onshore and offshore assets. Its onshore efforts increasingly revolve around unconventional resources – such as tight oil and shale gas, particularly in well-known regions like the Eagle Ford or Permian Basin4 – where horizontal drilling and hydraulic fracturing boost recovery rates. Meanwhile, offshore operations call for advanced engineering and logistical coordination. Across these settings, the Company has to maintain high investment in technological solutions and data analytics to optimize daily output, minimize costs, and stay ahead of its formidable competitors.

1 ConocoPhillips. “2025 Proxy Statement.” See https://www.sec.gov/Archives/edgar/data/1163165/000130817925000308/cop4372213-def14a.htm

2 ConocoPhillips. “Who We Are.” See https://www.conocophillips.com/about-us/who-we-are/

3 Brinker, Lysle; Giglio, Cindy; Sima, Laura. “Global Integrated Oil Companies strategies for growth in low-carbon sector,” S&P Global, November 21, 2022. See https://www.spglobal.com/commodity-insights/en/research-analytics/global-integrated-oil-companies-strategies-for-growth-in-lowca

4 ConocoPhillips. “Lower 48,” April 2024.  See https://static.conocophillips.com/files/resources/23-1686-2024_lower48_factsheet.pdf

ConocoPhillips sustains a geographically diverse asset portfolio, reflecting its global presence on multiple continents. Many of its developments, whether in Alaska,[5] the North Sea,[6] or Southeast Asia,[7] move through stages of exploration, appraisal, construction, production, and eventually decommissioning. Oil and gas assets deplete over their useful lives, so the Company must maintain a dynamic pipeline of projects to offset natural declines in existing fields.

Like other upstream producers, ConocoPhillips faces significant capital outlays and long timelines before new discoveries generate positive cash flow. As such, it devotes considerable effort to capital discipline, evaluating commodity price forecasts and fiscal stability when sanctioning new investments. Although it has launched numerous initiatives for emissions reduction and carbon capture, these generally play a supporting rather than central role to its core business. ConocoPhillips’s principal objective remains to deliver steady supplies of hydrocarbon-based energy across global markets, relying on innovation in drilling, a broad geographical footprint, and disciplined financial management to generate lasting returns for investors.

The ‘Scientific Consensus’ on Climate Change and Its Effects on ConocoPhillips

The popular narrative on climate change holds that anthropogenic greenhouse gas (GHG) emissions will inevitably trigger global catastrophe unless companies like ConocoPhillips reduce their carbon dioxide footprints.8 The Intergovernmental Panel on Climate Change (IPCC),9 a heavily politicized body of the United Nations,10 for decades has driven the climate alarmism narrative. Media organizations, environmental activists, and government agencies often champion the IPCC’s most pessimistic projections – especially the now-infamous “RCP8.5” scenario11 – while overlooking the inherent complexities, uncertainties, and far more moderate projections within the IPCC’s own research.

The conversation surrounding climate change is complex. The planet has historically experienced temperature fluctuations, from ice ages12 to periods far hotter than the current

5 ConocoPhillips. “Alaska.” See https://www.conocophillips.com/operations/alaska/

6 ConocoPhillips Norway. “Production & operations.” See https://www.conocophillips.no/what-we-do/production/

7 ConocoPhillips. “Asia Pacific,” April 2024. See https://static.conocophillips.com/files/resources/23-1684-2024_ap_factsheet.pdf

8 NASA. “Scientific Consensus.” See https://science.nasa.gov/climate-change/scientific-consensus/

9 IPCC. “FAQ Chapter 1,” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/

10 IPCC. “About”. See https://www.ipcc.ch/about/

11 Hausfather, Z., & Peters, G. P. “Emissions – the 'business as usual' story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

12 Scott, Michon. “What's the coldest the Earth's ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been climate.13 These changes unfolded without human intervention and were instead driven by the intricate interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.14 15 16

The discourse focuses excessively on the degree that human actions can be blamed for recent warming trends. Greenhouse gas emissions resulting from the combustion of fossil fuels are often attributed as the primary anthropogenic driver of climate change. However, other human factors include agriculture, construction, and deforestation, may each produce their own greenhouse gas emissions, or create other feedback loops that may be contributing factors to the surface temperature of the Earth over time.17

Controverting the fiduciary interests of its own business priorities and therefore its shareholders, ConocoPhillips set greenhouse gas emissions reduction targets, which it claims will aid in achieving the goals of the Paris Agreement. As mentioned in the proposal, the Company states:18

We acknowledge the importance that current science places on limiting global average temperature increases to below 2-degree Celsius compared to pre-industrial times, and to achieve that, current science shows that global GHG emissions need to reach net-zero in the second half of this century. We support the Paris Agreement as a welcomed global policy response to that challenge.

In reality, ConocoPhillips has two potential options to cut emissions (which is not the same as lowering the Earth’s temperature):

1.Slash Oil and Gas Production

2.Invest in Carbon Capture and Storage (CCS)

Each option poses a significant threat to the Company’s profitability and long-term competitiveness.

13 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth's ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been

14 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

15 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

16 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

17 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

18 ConocoPhillips. “Climate Change Position.” See https://www.conocophillips.com/sustainability/integrating-sustainability/sustainable-development-governance/policies-positions/climate-change-position/

Cutting Production: Undermining the Company’s Core Business

ConocoPhillips’s business model hinges on finding, extracting, and selling oil and gas. These energy sources underpin modern civilization, from fueling global transportation networks to supporting petrochemical manufacturing. By default, “reducing emissions” within an upstream exploration and production company translates to producing fewer hydrocarbons. Indeed, one direct method to lower emissions is simply to reduce operational scope – shrink drilling programs, delay new well completions, or divest from potentially lucrative fields. ConocoPhillips’s recently completed a $22.5 billion acquisition of Marathon Oil Corporation19 signals this path is not the Company’s intention.

Reduced production diminishes potential revenue streams and therefore inhibits ConocoPhillips’s ability to develop new fields or modernize existing ones. Invariably, the result is less energy supply for global markets and thus smaller returns for the Company’s shareholders. Meanwhile some ConocoPhillips competitors talk a big game on reducing emissions, but are also doubling down on oil and gas investments.20 21 If ConocoPhillips suppresses operations in the name of “emissions reduction,” it risks weakening its core value proposition – the reliable production of affordable energy – while leaving the door open for competing producers (often in countries with lower environmental standards) to fill the gap.

Carbon Capture and Storage: A Questionable Use of Shareholder Capital

One potential alternative to reduced production is carbon capture and storage (CCS), a set of technologies intended to trap carbon dioxide emitted during hydrocarbon extraction and combustion. While it sounds appealing in theory, CCS has proven to be prohibitively expensive and dependent on enormous government subsidies22 under the Inflation Reduction Act, a policy that could easily be repealed or defunded by the Trump administration.23

For ConocoPhillips, CCS is not a natural extension of its strengths. The Company excels at drilling wells for production – not at injecting carbon dioxide back underground on the scale necessary for meaningful net emissions reductions. Moreover, building and operating CCS facilities require specialized expertise, cutting-edge infrastructure, and extraordinary capital. Worse still, the cost of capturing and sequestering CO₂ often outweighs any near-term revenue potential, leaving the project dependent on public funds or forced “green” mandates to appear profitable on paper.

19 ConocoPhillips. “ConocoPhillips completes acquisition of Marathon Oil Corporation,” November 22, 2024. See https://www.conocophillips.com/news-media/story/conocophillips-completes-acquisition-of-marathon-oil-corporation/

20 ExxonMobil. “ExxonMobil announces merger with Pioneer Natural Resources in an all-stock transaction,” October 11, 2023. See https://corporate.exxonmobil.com/news/news-releases/2023/1011_exxonmobil-announces-merger-with-pioneer-natural-resources-in-an-all-stock-transaction

21 Chevron. “Chevron announces agreement to acquire Hess.” See https://www.chevron.com/newsroom/2023/q4/chevron-announces-agreement-to-acquire-hess

22 Empower LLC. “New Report: Carbon Capture & Sequestration,” Commission Shift, September 18, 2024. See https://commissionshift.org/news/new-report-carbon-capture-sequestration/

23 Sobczyk, Nick. “Senate budget resolution may ease IRA credit repeal pressure,” Axios, April 2, 2025. See https://www.axios.com/pro/energy-policy/2025/04/02/senate-budget-resolution-may-ease-ira-credit-repeal-pressure

All this effort undermines the fundamental purpose of an E&P company: supplying energy at a profit. Because the climate benefits of a single operator’s CCS ventures are miniscule, ConocoPhillips’s shareholder dollars end up chasing uncertain environmental outcomes that remain insignificant on a global scale. Even the Company’s own disclosures suggest that pursuing large-scale CCS may rely more on government subsidies than prudent business sense.[24] If these projects truly offered robust returns, ConocoPhillips – driven by the same capital discipline that animates all of its decision-making – would have already deployed CCS widely without external pressure.

ConocoPhillips Should Reject Climate Alarmism

ConocoPhillips’s best option is to reject the scientifically dubious agenda of climate alarmism and stay the course to provide efficient, affordable energy to the global economy.

A growing segment of the scientific community advocates for a more nuanced exploration of Earth’s climate system. Positions among credentialed researchers vary. Some argue climate concerns have become exaggerated and that increased greenhouse gases will be far less damaging than often claimed. Others assert that the data evidencing a changing climate is erroneous or misleading, and that the Earth may not be warming at all. Responsible advocates on the issue, regardless of their nuanced perspectives, at least agree that countless natural and human-initiated influences can affect the climate, and that the current debate is often distorted and simplistic.

Some of these voices point to the colossal influence of phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy.25 26 They argue that these natural processes – complex and not fully understood – might diminish, or even eclipse the impact of anthropogenic CO2 emissions. Thus, the challenge becomes disentangling the human contribution from the Earth’s interrelated atmospheric systems. The case is building that climate change is either not within the capabilities for mankind to control, or a non-factor altogether. Either way, the real evidence shows that ConocoPhillips has little incentive to destroy shareholder value with emissions reduction targets.

24 ConocoPhillips. “Managing Climate-related Risk,” 2023. See https://static.conocophillips.com/files/resources/conocophillips-2023-managing-climate-related-risks.pdf

25 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

26 British Geological Survey. “What causes the Earth's climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

Having examined the pitfalls of scaling back production and pouring capital into CCS boondoggles, the only common-sense choice is for ConocoPhillips to drop its virtue-signaling emissions reduction targets. These worthless goals distract from the Company’s real mandate: to extract and deliver the energy resources that power modern civilization. By abandoning the script of exaggerated climate catastrophe and focusing instead on robust E&P operations, ConocoPhillips can wholeheartedly focus on what it does best—providing reliable, affordable hydrocarbons to meet the world’s insatiable energy demand.

Cutting or offsetting emissions in a piecemeal fashion cannot realistically influence global temperature trends, especially when most of the rest of the world continues to expand fossil-fuel capacity. Continuing to invest in new wells, advanced drilling technologies, and high-yield prospects will enable ConocoPhillips to strengthen its competitive edge while delivering consistent returns to shareholders. The market’s fundamentals are clear: oil and gas remain indispensable, and no arbitrary corporate emissions target changes that fact.

By dropping superficial, politically inspired climate commitments, ConocoPhillips will send a strong signal of confidence in its own business model. It will position itself to seize opportunities that arise when other producers hamstring themselves with unworkable mandates. At the same time, it can champion real, measurable operational efficiencies—targeting cost reductions, smart water management, and safe drilling practices that benefit the bottom line without conceding to alarmist demands. In short, ConocoPhillips should discard needless emissions-reduction slogans, stay the course on E&P, and continue fueling growth for decades to come.

Conclusion

ConocoPhillips has a clear choice: stay true to its core E&P mission or waste valuable resources on symbolic emissions reduction targets. The Company’s success story reflects its ability to meet global energy demand with safe, efficient production. Caving to climate alarmism will restrict operations and hamper returns, while doing nothing to mitigate any contrived climate “threat.” By removing these unnecessary targets, ConocoPhillips can more ambitiously invest in oilfield development, further fuel economic growth, and improve shareholder returns even more with no harmful effects on the environment as a result.

Thus, we urge our fellow shareholders to VOTE FOR Item 5 at ConocoPhillips’s annual meeting on May 13, 2025.

Photo credits:

Page 3 – Pumpjack, Spindletop oil field, Roy.Luck/Creative Commons

Page 4 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 6 – ConocoPhillips Chairman/CEO Ryan Lance, YouTube screen shot

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For questions regarding ConocoPhillips Company, Item 5 – requesting the Board of Directors to “Remove Emissions Reduction Targets,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.